GROUP VARIABLE FUNDING AGREEMENT

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[HARTFORD LIFE INSURANCE COMPANY

HARTFORD, CONNECTICUT

(A stock life insurance company)]

This Group Variable Funding Agreement (the “Contract”) is issued in consideration of your application and the payment of Contributions in accordance with the terms and conditions of this Contract.

This Contract is subject to the laws of the jurisdiction where it is delivered as shown in the Contract Specifications.

Your application, the Contract Specifications and the conditions and provisions on this and the following pages are part of the Contract.

Signed for the Company

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[

Christine Hayer Repasy, Secretary

Thomas M. Marra, President
]

Group Variable Funding Agreement

Nonparticipating

ALL PAYMENTS AND VALUES PROVIDED BY THIS CONTRACT WHEN BASED ON INVESTMENT EXPERIENCE OF A SEPARATE ACCOUNT, ARE VARIABLE AND ARE NOT GUARANTEED AS TO A FIXED DOLLAR AMOUNT. THIS CONTRACT CONTAINS A MARKET VALUE ADJUSTMENT FORMULA. APPLICATION OF THE FORMULA MAY RESULT IN A DOWNWARD ADJUSTMENT IN CASH SURRENDER BENEFITS.

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Hartford Life Logo

CONTRACT SPECIFICATIONS

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[CONTRACT OWNER:	ABC Entity
CONTRACT EFFECTIVE DATE:	Month, Day, Year
CONTRACT JURISDICTION:	Any State
CONTRACT NUMBER:	GC-XXXXXX

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The Contract Owner has chosen [Method One] for the deduction of the Program and Administrative Charge specified below and for the determination of the Net Investment Factor specified in Section 6.4. ]

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General Account: [We credit your Contributions with interest at a rate that we declare for each calendar year (the “Declared Interest Rate”). This rate remains in effect until the end of the applicable year. We determine the Declared Interest Rate for any year. We may change the Declared Interest Rate for any subsequent year, at our discretion, by giving you notice before the start of that year. The Declared Interest Rate will not be less than the minimum guaranteed interest rate of [3%] (the “Minimum Guaranteed Interest Rate”).]

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Separate Account:    [Hartford Life Insurance Company Separate Account Twelve]

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Annual Maintenance Fee:  [$30 per Participant Account each calendar year

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We deduct 25% of the Annual Maintenance Fee from the value of each Participant Account on the last Valuation Day of each calendar quarter. We will deduct 25% of the Annual Maintenance Fee from the proceeds of any full Surrender of a Participant Account before the last Valuation Day of a calendar quarter. We deduct the Annual Maintenance Fee on a pro rata basis from each Investment Choice in a Participant Account.]

Program and Administrative Charge:    [0.50% per annum of the daily Sub-Account value

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You chose the method used to deduct the Program and Administrative Charge from the Sub Accounts when you purchased your Contract. There are two methods to choose from:

Method One: We deduct the Program and Administrative Charge each Valuation Day as a percentage of the net asset value of each Fund when we determine Accumulation Unit values.

Method Two: We deduct the Program and Administrative Charge each calendar quarter. We assess the Charge as a percentage of the average daily assets of the Sub-Accounts during the quarter. We deduct the Charge by redeeming Accumulation Units in proportion to the amount of the Charge.

We may decrease the Program and Administrative Charge, in our sole discretion and we may increase the Program and Administrative Charge upon [90] days advance notice to you. The Charge will never exceed 2.00% per year.]                        #9

Installation Charge:    [$1,000] #9

We may charge a one-time Installation Charge of up to [$1,000] to establish your Plan or program on our recordkeeping system.

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[Contingent Deferred Sales Charge: We may assess a Contingent Deferred Sales Charge when you request a full or partial Surrender before the sixth Contract Year. The Contingent Deferred Sales Charge is a percentage of the amount you Surrender, based on the number of Contract Years completed as set forth below:

Contract Years	Charge
During the 1st year	5%
During the 2nd year	4%
During the 3rd year	3%
During the 4th year	2%
During the 5th year	1%
During the 6th year and after	0%

No Contingent Deferred Sales Charge will be assessed on a Benefit Payment or on certain Payments for Plan Related Expenses.]

TABLE OF CONTENTS

Section		Starting on Page

	Contract Specifications	1

	Table of Contents	4
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[1	Definitions	5

2	Contribution Provisions	6

3	Surrender Provisions	7

4	Contract Control Provisions	8

5	General Provisions	8

6	Valuation Provisions	10

7	Contract Termination Provisions	11

	Endorsements
	Administrative Notice ]

Section 1.0                                   Definitions

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[Accumulation Unit-An accounting unit we use to calculate Sub-Account values under this Contract. We determine this value by using one of two methods, described in Section 6. You selected the method used when you purchased your Contract.

Administrative Office - Located at 200 Hopmeadow Street, Simsbury, CT 06089. Our mailing address is P.O. Box 1583, Hartford, CT 06144-1583 or, for overnight mail, 200 Hopmeadow Street, Simsbury, CT 06089.

Benefit Payment - Any amount that you Surrender from the Contract to pay benefits to a Participant or beneficiary under the terms of the Plan. Amounts Surrendered for transfer to the funding vehicle of another investment provider or on account of the termination of the Plan are not Benefit Payments.

Code - The Internal Revenue Code of 1986, as amended.

Company, we, our or us - Hartford Life Insurance Company.

Contract Owner or you - The Employer or entity owning the Contract. The Contract Owner is named in the Contract Specifications.

Contract Year - A period of 12 months commencing with the Effective Date of this Contract and with any subsequent anniversary.

Contribution - Any amount you pay to us for investment under the Contract.

Employer - An employer maintaining an employee retirement or welfare benefit plan or similar plan or program for its employees.

Funds - The underlying mutual funds in which the Separate Account invests.

General Account - All of our assets other than those in the Separate Account, or in any other separate investment account we establish. The General Account is available to our creditors.

Good Order - Authorized instructions given to us on such forms as we may require with such clarity and completeness that we are not required to exercise any discretion.

Investment Choice-Any of the Sub-Accounts or the General Account.

Participant - Any employee or former employee of an Employer or other individual with a Participant Account under this Contract.

Participant Account - An account under this Contract to which General Account values and Separate Account Accumulation Units are allocated on behalf of a Participant.

Plan - The employee benefit plan or similar program that is funded by this Contract.

Separate Account - An account we established to separate the assets funding the variable benefits for the class of contracts to which this Contract belongs from our other assets. The assets in the Separate Account are not chargeable with liabilities arising out of any other business we may conduct. The name of the Separate Account is shown in the Contract Specifications.

Sub-Account - The subdivisions of the Separate Account which are used to allocate your Contract value among the corresponding Funds.

Surrender - Any withdrawal of Contract values.

Valuation Day - Every day the New York Stock Exchange is open for trading. The value of a Separate Account is determined as of the close of the New York Stock Exchange (generally 4:00 p.m. Eastern Time) on such days.

Valuation Period - The period between close of trading on the New York Stock Exchange from one Valuation Day to the next.]

Section 2.0                                   Contribution Provisions

2.1                               Contributions: You agree to send Contributions to us each Contract Year by a method we deem acceptable. We agree to apply your Contributions to the General Account and/or Separate Account in accordance with your instructions and Section 6.

2.2                               Allocation/Investment of Contributions: You must specify the percentage of each Contribution that is to be allocated to the General Account and/or to each Sub-Account in multiples of [10%] or a lower multiple as specified by us from time to time. The minimum #13 amount of any Contribution that you may allocate to any Sub-Account or the General Account is [1%] of such Contribution, provided the dollar amount so allocated is not less than [$10.00.] You may change your allocation instructions for Contributions by written notice received by us, or by any other method prescribed by us.

2.3                               Transfer or Re-Allocation of Contract Values within the Contract: You, and Participants if permitted by your Plan, may transfer Contract values between the Sub-Accounts and between the Sub-Accounts and the General Account under this Contract, subject to Section 3.3, and any other restrictions, policies, and procedures we establish relating to such transfers. We may establish, from time to time, restrictions, policies, and procedures relating to transfers between the Sub-Accounts and between the Sub-Accounts and the General Account, which we may modify or terminate at any time. We may, according to our then current policies and procedures, restrict or terminate your transfer privileges if we determine that you have engaged in a pattern of transfers that is disadvantageous or potentially harmful to other Contract Owners.

We may establish, from time to time, restrictions, policies, and procedures, which we may modify or terminate at any time, relating to transfers between any accounts that we determine are competing Investment Choices. We may, according to our then current policies and procedures, restrict or terminate your ability to transfer Contract values between accounts that we determine are competing Investment Choices. We may also establish time periods during which we may restrict or terminate your ability to transfer any Contract values into an account if, during the time period we establish, Contract values were transferred out of a competing Investment Choice.

This Contract limits you and Participants to one financial transaction per Valuation Day which involves the movement of the same assets into or out of a particular Sub-Account.

Section 3.0                                   Surrender Provisions:

3.1                               Surrenders: You may request, in writing or by other means acceptable to us, a Surrender of Contract values at any time. We agree to pay Surrenders from the Contract upon your request, subject to any limitations and charges set forth in the Contract. A full Surrender of this Contract will be paid as provided in the Contract Termination Section of this Contract.

3.2                               Partial Surrenders: You may request, in writing or by other means acceptable to us, a partial Surrender of Contract values at any time prior to Contract Termination. We will deduct any applicable Contingent Deferred Sales Charge. We waive the Contingent Deferred Sales Charge for Benefit Payments and for Payments for Plan Related Expenses. Partial Surrenders may be paid in a single sum or in installment payments for a designated period. The frequency of payments and length of the designated period are determined by mutual agreement. You and we may also agree to other payment options not prohibited by the Plan.

3.3                               General Account Transfer and Surrender Limitations: This Contract does not allow transfers and Surrenders of General Account values prior to Contract Termination if the amount of any transfer or Surrender from the General Account, when added to the sum of all transfers and Surrenders from the General Account during the preceding [twelve months], exceeds #14 (twelve percent (12%)] of the General Account values [twelve months] earlier, unless we #15 consent to the transfer or Surrender. This restriction does not apply to Benefit Payments. #14

3.4                               Payment of Separate Account Surrender Value: We pay any request for Surrender of Contract values in the Sub-Accounts within seven days after we receive your written request in Good Order. However, we may postpone payment:

(a)         when the New York Stock Exchange is closed, or trading on the New York Stock Exchange is restricted;

(b)         when an emergency exists and as a result of which (1) disposal of the securities held in the Sub-Accounts is not reasonably practicable, or (2) it is not reasonably practicable for the value of the net assets of the Separate Account to be fairly determined; or

(c)          when the Securities and Exchange Commission may, by order, permit for the protection of Contract Owners. The conditions under which trading will be deemed to be restricted or an emergency is deemed to exist is determined by rules and regulations of the Securities and Exchange Commission.

Section 4.0                                   Contract Control Provisions

4.1                               Owner: You may exercise all the rights, privileges and options granted by this Contract or permitted by us and to agree with us to any amendment to the Contract. [You shall exercise this power in a manner consistent with the written Plan adopted by you or the Employer for the exclusive benefit of Participants and their beneficiaries. The assets and income of this Contract may not be used for or diverted to purposes other than the exclusive benefit of Participants and their beneficiaries, except as permitted under applicable law. The preceding sentence does not limit our exercise of the rights granted to us by this Contract, including the right to deduct and retain amounts specified in the Contract.] #16

4.2                               Assignment: Amounts in a Participant Account are nontransferable and cannot be sold, assigned, or pledged as security, for a loan or for any other purpose to any person other than us, except as permitted under the Code, including any rulings or regulations thereunder, other applicable law, and this Contract.

Your interest in this Contract may be assigned only if we agree. You agree to give us such information as we reasonably request concerning any such proposed assignment. We assume no responsibility for the validity of any assignment.

Section 5.0                                   General Provisions

5.1                               The Contract: This Contract, the application for the Contract, and any endorsements or riders, constitute the entire Contract. All statements in the application shall, in the absence of fraud, be deemed representations and not warranties. No statement shall void this Contract or be used in defense of a claim under it unless contained in the application. Contract Years are measured from the Contract Effective Date.

5.2                               Contract Modification: This Contract may be modified at any time by written agreement between you and us. In addition, we may modify this Contract at any time to comply with applicable law or as necessary to reflect any change in the Separate Account or any Sub Account pursuant to Section 5.3, Section 5.4 or Section 5.5. No modification may operate in a manner inconsistent with this Section.

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On and after the [fifth] Contract Year, we may modify any or all the terms of this Contract upon [90 days’] advance written notice to you. Notwithstanding any such changes, the Minimum #9 Guaranteed Interest Rate applicable on the effective date of the Contract will continue to apply to all Contributions, and earnings, if any thereon, in effect at the time the Contribution was credited.

Any modification of this Contract requires the signature of our President, a Vice President, an Assistant Vice President or Secretary.

5.3                               Fund Substitution: We may, subject to compliance with applicable law, substitute the shares of any other registered investment company for the shares of any Fund held by the Separate Account. Substitution may occur if shares of any Fund(s) become unavailable, or due to changes in the applicable law or interpretations of law, or as we otherwise deem appropriate.

5.4                               Fund Modification: We may, in our sole discretion and subject to compliance with applicable law, add, replace, or eliminate any Separate Account or Fund (with or without differing investment objectives) to or from this Contract, and we may terminate ongoing Contributions to any Separate Account or Fund under this Contract.

5.5                               Change in the Operation of the Separate Account: At our election and subject to any necessary vote by persons having the right to give instructions on the voting of the Fund shares held by the Sub-Accounts, the Separate Account may be operated as a management company under the Investment Company Act of 1940 or any other form permitted by law, may be deregistered under the Investment Company Act of 1940 in the event registration is no longer required, or may be combined with one or more Separate Accounts.

5.6                               Non-Participating: This Contract does not share in our surplus earnings. That portion of the Separate Account assets equal to the reserves and other Contract liabilities are not chargeable with liabilities arising out of any other business we may conduct.

5.7                               Overpayments/Underpayments: Any underpayments by us shall be made up immediately and any overpayments are first charged against future amounts payable.

5.8                               Reports to the Contract Owner: We send you copies of any shareholder reports of the Funds and of any other notices or documents required by law to be sent to you. At least annually, we send you a statement of the Contract value.

5.9                               Voting Rights: We notify you of any Fund shareholders’ meetings at which the Fund shares held for your account may be voted. We send proxy materials and instructions for you to vote the Fund shares held for your account. We arrange for the handling and tallying of proxies received from Contract Owners. We vote the Fund shares held by us in accordance with the instructions received from Contract Owners. You may attend any meeting, where shares held for your benefit are voted.

If you give no instructions or leave the manner of voting discretionary, we vote such shares of the appropriate Fund in the same proportion as shares of that Fund for which instructions are received. We also vote Fund shares held by us for our own account in this manner.

5.10                        Payments for Plan Related Expenses: If you direct and we agree, we may deduct amounts held under this Contract to pay certain administrative expenses or other Plan related expenses including, but not limited to, fees to consultants, auditors, counsel, Hartford Life Insurance Company, its affiliates and any other Plan service providers. We call these payments “Payments for Plan Related Expenses”. Such amounts are deducted under this Contract and paid to you or paid as you direct. If we agree, amounts to be deducted pursuant to this Section may be included as an adjustment to the Program and Administrative Charge deducted from the Sub Accounts. We do not assess a Contingent Deferred Sales Charge on Payments for Plan Related Expenses.

5.11                        Nonwaiver: We may, in our sole discretion, elect not to exercise a right or reservation specified in this Contract. Such election shall not constitute a waiver of the right to exercise such right or reservation at any subsequent time, nor shall it constitute a waiver of any other provisions of the Contract.

Section 6.0                                   Valuation Provisions

6.1                               Net Contributions: The Net Contribution is equal to your Contribution minus any applicable taxes that we determine are allocable to this Contract. We apply the Net Contribution to the General Account or to purchase Accumulation Units in the Sub-Accounts that you have selected.

6.2                               General Account Values: We determine your General Account values by crediting interest to amounts allocated to the General Account under your Contract. The provisions of this Contract for crediting interest are shown in the Contract Specifications.

6.3                               Sub-Account .Values: Sub-Account values are determined by multiplying the number of Accumulation Units by the Accumulation Unit Value.

(a)                                 Number of Accumulation Units: We determine the number of Accumulation Units credited to each Sub-Account by dividing the Net Contribution allocated to a Sub-Account by the dollar value of one Accumulation Unit for the Sub-Account. The number of Accumulation Units is not affected by any subsequent change in the value of such Accumulation Units.

(b)                                 Accumulation Unit Value: We determine Accumulation Unit values by taking the Accumulation Unit value for the prior Valuation Day and multiplying it by the “Net Investment Factor” for the current Valuation Day. The Net Investment Factor is used to measure the investment performance of a Sub-Account from one Valuation Day to the next. The Accumulation Unit value in any Sub-Account may increase or decrease from day to day based on the Net Investment Factor.

6.4                               Net Investment Factor: This Contract provides for two methods for determining the Net Investment Factor. You chose the method that we use when you purchased the Contract.

(a)                             Method One

The Net Investment Factor for each Sub-Account equals:

(1)                      the net asset value per share plus applicable distributions per share of the corresponding Fund at the end of the current Valuation Day; divided by

(2)                      the net asset value per share of the corresponding Fund at the end of the prior Valuation Day; multiplied by

(3)                      the daily expense factor for the Program and Administrative Charge and any other applicable charges adjusted for the number of days in the period.

If you select Method One, we deduct the Program and Administrative Charge, and any other applicable charges, when Accumulation Unit values are determined each Valuation Day.

(b)                             Method Two

The Net Investment Factor for each Sub-Account equals:

(1)                     the net asset value per share of the corresponding Fund at the end of the current Valuation Day; divided by

(2)                     the net asset value per share of the corresponding Fund at the end of the prior Valuation Day.

Under Method Two, the value of any applicable Fund distributions per share creates additional Accumulation Units. If you select Method Two, we deduct the Program and Administrative Charge, and any other applicable charges, each calendar quarter by redeeming Accumulation Units in proportion to the amount of the charges. We assess the charges as a percentage of the average daily assets of the Sub-Accounts during the quarter.

Section 7.0                                   Contract Termination Provisions

7.1                               Notice and Date of Termination: You may terminate this Contract at any time by giving us written notice. We may terminate this Contract by giving you written notice, but only if you breach any material obligation or representation under this Contract or fail to make any report or provide us with any information otherwise required by this Contract and fail to cure such breach or remedy such failure within [30] days from the day we notify you of such breach or failure.

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The “Date of Termination” is the later of the Valuation Day we receive your notice of termination or the Valuation Day specified in such notice. If we terminate this Contract, the Date of Termination will be [30] calendar days from the date we provide you with notice of termination.                    #9

7.2                               Effect of Contract Termination: On and after the Date of Termination, no Contributions may be made. As of the Date of Termination, we reduce all Contract values by:

(a)          any applicable taxes not previously deducted;

(b)         the Annual Maintenance Fee as shown in the Contract Specifications;

(c)           any applicable Contingent Deferred Sales Charge as shown in the Contract Specifications; and

(d)         any other accrued and unpaid fees or charges under the Contract.

We call the resulting Contract values the “Surrender Value” We pay the Surrender Value to you under Section 7.3 and Section 7.4 below.

7.3                               Payment of Separate Account Values after Contract Termination: We pay the portion of your Surrender Value in the Separate Account within seven days after the Date of Termination, unless payment is deferred under Section 3.4, or unless otherwise agreed to by you and us.

7.4                               Payment of General Account Values after Contract Termination: We call the portion of your Surrender Value in the General Account the “Balance at Termination”. You can elect to receive the Balance at Termination under either the Book Value Installment Alternative or the Market Value Lump Sum Alternative, below. Your election must be in writing. If you fail to make an election, we pay the Balance at Termination under the Book Value Installment Alternative.

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(a)                                 Book Value Installment Alternative: We pay the Balance at Termination in [six (6)] equal installments, plus interest, annually over a period of [five (5)] years. We pay the first #9 installment within [thirty (30)] days after the Date of Termination. We pay the remaining [five] installments, plus interest, on each anniversary of the Date of Termination. This Alternative does not allow any Surrenders, including Benefit Payments. The [six] installments are the only payments you receive.                        #9

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We credit the Balance at Termination with interest at a rate of at least [three (3) percent] per annum beginning on the Date of Termination.

(b)                                 Market Value Lump Sum Alternative: If you elect this Alternative, we will pay you the discounted present value of the [six (6)] equal installments described above in a single #9 lump sum payment. We may defer payment for a period that is not longer than [90] days #9 from the date you elect this Alternative in writing. The single lump sum payment will be equal to the greater of:

(1)                                 The present value of each of the installment payments discounted back to the Date of Termination at a rate equal to the annualized yield on the U.S. Treasury Strip plus 75 basis points, or

(2)                                 The Contributions to the General Account less the transfers and Surrenders from the General Account with interest on [90%] of this result accrued at [3%,] less any applicable taxes and applicable Contingent Deferred Sales Charges. #18, #17

However, the single lump sum will not exceed the Balance at Termination.

As used in this Section, “U.S. Treasury Strip” means an instrument reflecting stripped coupon interest issued on U.S. Treasury obligations. If no such instrument is available, then we will select a comparable substitute.

Also, for purposes of this Section, the applicable annualized yield is the yield in the U.S. Treasury Strip with a maturity date that is closest to the date on which such installment payment is due as published on the Valuation Day next following the Date of Termination. We will select the source of such published rate.

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Hartford Life

Logo

]

[HARTFORD LIFE INSURANCE COMPANY

HARTFORD, CONNECTICUT] #1

Group Variable Funding Agreement

Nonparticipating

ALL PAYMENTS AND VALUES PROVIDED BY THIS CONTRACT WHEN BASED ON INVESTMENT EXPERIENCE OF A SEPARATE ACCOUNT, ARE VARIABLE AND ARE NOT GUARANTEED AS TO A FIXED DOLLAR AMOUNT. THIS CONTRACT CONTAINS A MARKET VALUE ADWSTMENT FORMULA. APPLICATION OF THE FORMULA MAY RESULT IN A DOWNWARD ADJUSTMENT IN CASH SURRENDER BENEFITS.

HL-17486

Variable Material

Group Variable Funding Agreement HL-17486

Page	Variable Item	Description

Front Cover Back Cover		These variable items allow for future changes in Hartford Life Insurance Company’s address, Hartford Life Logo, as well as the title of the Officer signing the Group Variable Funding Agreement.

2	2	These variable items are illustrative and will be client specific.

2	3	This variable item will appear as shown or as otherwise elected in Form HL-17983.

2	4	This variable item will appear as shown or may be revised to reflect the insurance company’s current interest rate crediting procedures or method selected by the Contract Owner.

2	5	This variable item will be included as shown or revised to reflect a different minimum guaranteed interest rate.

2	6	This variable item will appear as shown or may be revised to reflect the addition or deletion of another Separate Account.

2	7	This variable item will appear as shown, omitted or revised to reflect a lower fee or an alternative method of deduction. Such fees shall never exceed $30.00.

2	8	This variable item will appear as shown or be revised to reflect a different method of deduction, but will never be revised to exceed a charge of greater than 2.00%.

2,3,8,11,12	9	This variable item will appear as shown, but may be revised to reflect a lesser amount.

3	10

This variable item will appear as shown, revised or omitted in accordance with the terms of the sale. The schedule may be revised in accordance with the terms of the sale and will never exceed, in terms of years or percentage, the schedule shown.

4 through 12	11	This variable item may be changed to reflect the appropriate page number and/or section number.

5	12

These variable items will be included as shown; revised to add or delete terms appropriate to the content of the agreement; or revised in accordance with changes to the Company’s under writing rules, to meet the needs of a specific Contract Owner, or in accordance with the terms of the sale.

Page	Variable Item	Description

6	13	This variable item will appear as shown, or may be revised in the event that the Company can accommodate fractional allocations of less than 1% or a dollar amount less than $10.00.

7	14	This variable item will appear as shown but will never exceed 12.

7	15	This variable item will appear as shown or revised but will never exceed one-fifth (1/5th)

8	16

This variable item will be included as shown; revised to reflect alternative provisions to meet the needs of different classes of group variable funding agreements and/or to reflect changes or to comply with the requirements of a specific group variable funding agreement owner or changes in applicable law.

12	17	This variable item will appear as shown or may be revised but will never be less than the “Minimum Guaranteed Interest Rate”.

12	18	This variable item will appear as shown or may be revised to a percentage which will never be greater than 100%.

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